UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Paya Holdings Inc.

(Name of Subject Company (Issuer))

Pinnacle Merger Sub, Inc.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

Nuvei Corporation

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70434P103

(CUSIP Number of Class of Securities)

Lindsay Matthews, General Counsel and Corporate Secretary

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(514) 313-1190

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Evan Rosen

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by Pinnacle Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Paya Holdings Inc., a Delaware corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Purchaser, Parent and the Company. This Schedule TO is being filed on behalf of the Purchaser and Parent.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Paya Holdings Inc. (“Paya”) nor is it a substitute for any tender offer materials that Pinnacle Merger Sub, Inc. (“Merger Sub”), a subsidiary of Nuvei Corporation (“Nuvei”), or Nuvei will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and an offer to buy shares of Paya will be made only pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Paya will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

INVESTORS AND STOCKHOLDERS OF PAYA ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.  SUCH DOCUMENTS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Paya at no expense to them. Free copies of these materials and certain other offering documents will be available by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Investors and stockholders of Paya will be able to obtain free copies of these materials (if and when available) and other documents containing important information about Paya and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Information

This document contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, in each case as they relate to the Company, Paya or the combined business following the proposed transaction, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the proposed transaction and its expected consummation, the conditions precedent to the closing of the proposed transaction, the committed credit facility, available liquidities/cash on hand, the attractiveness of the proposed transaction from a financial perspective in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of the Paya business with Nuvei’s existing business; other anticipated benefits of the proposed transaction; Nuvei’s business outlook, objectives, development, plans, growth strategies and other strategic priorities; Nuvei’s estimated position and strengths in integrated payments, B2B and global eCommerce; the estimated size of addressable markets; and statements relating to Nuvei’s future growth, results of operations, performance, business, prospects and opportunities, the expected synergies to be realized and certain expected financial ratios; expectations regarding revenue synergies, up-selling and cross-selling opportunities and intention to capture an increasing share of addressable markets, and other statements that are not historical facts constitute forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, including, among other things, assumptions about the satisfaction of all closing conditions (such as regulatory approval for the proposed transaction and the tender of at least a majority of the outstanding shares of common stock of Paya) and the successful completion of the proposed transaction within the anticipated timeframe; Nuvei’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the proposed transaction; Nuvei’s ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; Nuvei’s ability to attract and retain key employees in connection with the proposed transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the proposed transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where Nuvei and Paya operate; the realization of the expected strategic, financial and other benefits of the proposed transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the proposed transaction.

Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, Nuvei’s inability to successfully integrate the Paya business upon completion of the proposed transaction; the possible delay or failure to satisfy the conditions to the closing of the proposed transaction; legal proceedings that may be instituted related to the Merger Agreement; the risk that the proposed transaction may not be completed in a timely manner, or at all; the potential failure to obtain the regulatory approvals in a timely manner, or at all; the potential failure to realize anticipated benefits from the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement, including as a result of a superior proposal; Nuvei or Paya being adversely impacted during the pendency of the proposed transaction; change of control and other similar provisions and fees, and the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 (the “AIF”) and Paya’s most recent Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of the Company, Paya or the combined business following completion of the proposed transaction. There is no certainty, nor can the Company provide any assurance, that the conditions to closing of the proposed transaction will be satisfied or, if satisfied, when they will be satisfied. If the proposed transaction is not completed for any reason, there is a risk that the announcement of such transaction and the dedication of substantial resources of the Company and Paya to the completion thereof could have a negative impact on the Company’s and Paya’s operating results and business generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company and Paya. In addition, failure to complete the proposed transaction for any reason could materially negatively impact the market price of the Company’s and Paya’s securities. The Company and Paya have also incurred significant transaction and related costs in connection with the proposed transaction, and additional significant or unanticipated costs may be incurred.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company and Paya disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Press Release issued by Nuvei Corporation and Paya Holdings Inc., dated as of January 9, 2023.

99.2	Investor Presentation by Nuvei to Nuvei’s investors, dated as of January 9, 2023.
99.3	Transcript of Investor Presentation by Nuvei to Nuvei’s investors, dated as of January 9, 2023.

99.4	E-mail from Philip Fayer, Chief Executive Officer of Nuvei, to employees of Nuvei on January 9, 2023.